Exhibit 99.9
Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Brookfield Properties’ internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as at December 31, 2006, Brookfield Properties’ internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in Brookfield Properties’ internal control over financial reporting as at December 31, 2006. Management excluded from its assessment the internal control over financial reporting at Trizec, which was acquired on October 5, 2006 and whose financial statements constitute 26 percent and 42 percent of net and total assets, respectively, 16 percent of revenues, and (3) percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of Brookfield Properties’ internal control over financial reporting as at December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties’ Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Registered Chartered Accountants, which expressed an unqualified opinion on management’s assessment of Brookfield Properties’ internal control over financial reporting and an unqualified opinion on the effectiveness of Brookfield Properties’ internal control over financial reporting.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2007